Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations based upon the combined historical financial statements of Chicken Soup for the Soul Entertainment Inc. (“Chicken Soup for the Soul Entertainment” or the “Company”) and Redbox Entertainment Inc. (“Redbox”), after giving effect to the consummation of the merger transaction contemplated by the Agreement and Plan of Merger, dated May 10, 2022, by and among the Company and Redbox, and the related adjustments described in the accompanying notes. The merger transaction is accounted for under the acquisition method of accounting, which requires determination of the accounting acquirer. The accounting guidance provides that in identifying the acquiring entity in a business combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including; the relative voting rights of the stockholders of the constituent companies in the combined company, the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest, the composition of the board of directors and senior management of the combined company, the relative size of each company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Immediately following the completion of the acquisition, on a fully diluted basis, shareholders of Chicken Soup for the Soul Entertainment will own an approximate 76.5% economic interest and shareholders of Redbox’s pre-transaction will own an approximate 23.5% economic interest in the combined company. The Company is considered to be the acquirer of Redbox for accounting purposes and will allocate the purchase price to the fair value of Redbox’s assets and liabilities as of the acquisition date, with any excess purchase price recorded as goodwill.

The unaudited pro forma condensed combined balance sheet data as of March 31, 2022 gives effect to the merger transaction as if it occurred on that date. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2022, and for the year ended December 31, 2021, gives effect to the merger transaction as if it had occurred on January 1, 2021. Additionally, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 gives effect to the Company’s acquisition of certain assets of Sonar Entertainment, Inc. (“Sonar”) on May 21, 2021, as if it had occurred on January 1, 2021.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the transaction have been prepared in accordance with business combination accounting guidance as provided in FASB ASC Topic 805 and reflect the preliminary allocation of the estimated merger consideration to the acquired assets and liabilities assumed based upon their estimated fair values, using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information. The Company’s historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the merger transaction, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger transaction had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of the combined company. In connection with the pro forma condensed combined financial information, the Company allocated the estimated purchase price using its best estimates of fair value. The allocation is dependent upon certain valuation and other analyses that are not yet final. Accordingly, the pro forma acquisition price adjustments are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. There can be no assurances that the final valuations will not result in material changes to the preliminary estimated purchase price allocation. The unaudited pro forma condensed combined financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transaction or any integration costs. Furthermore, the unaudited pro forma condensed combined statements of operations do not include certain nonrecurring charges and the related tax effects that result directly from the transaction as described in the notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information should be read in conjunction with both the Company’s and Redbox’s unaudited historical condensed consolidated financial statement as of March 31, 2022, and the audited historical consolidated financial statements as of and for the year ended December 31, 2021, which have been filed with the Securities and Exchange Commission (“SEC”).

Chicken Soup for the Soul Entertainment, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2022

(In thousands)

	Chicken Soup for the Soul Entertainment, Inc.	Reclassified Redbox Entertainment, Inc. (Note 3)	Transaction		Other			Pro Forma
	(Historical)	(Historical)	Adjustments		Adjustments			Combined
ASSETS
Cash, cash equivalents and restricted cash	$21,499	$13,658	$		$			$35,157
Accounts receivable, net of allowance for doubtful accounts	66,225	14,109						80,334
Prepaid expenses and other current assets	3,043	6,662						9,705
Due from affiliated companies	685	4,370						5,055
Operating lease right-of-use assets	8,386	8,274						16,660
Content assets, net	86,816	23,214						110,030
Property and equipment, net	—	36,743				4,639	(h)	41,382
Intangible assets, net	21,650	106,349	119,351	(b)				247,350
Indefinite lived intangible assets	12,164	—						12,164
Goodwill	44,906	147,523	(44,992)	(c)				147,437
Other assets, net	5,570	612				(4,639)	(h)	1,543
Total assets	$270,944	$361,514	$74,359			$-		$706,817

LIABILITIES AND EQUITY
Accounts payable and accrued other expenses	$43,837	$97,344	$39,394	(a)	$			$180,575
Programming obligations	15,570	—						15,570
Film library acquisition obligations	19,139	—						19,139
Accrued participation costs	18,118	—						18,118
Film acquisition advances	12,971	—						12,971
Revolving loan	22,036	—						22,036
Debt	31,592	342,910	(53,681)	(d)		(6,088)	(i)	314,733
Contingent consideration	6,639	—						6,639
Put option obligation	11,400	—						11,400
Operating lease liabilities	9,799	8,557						18,356
Other liabilities	5,482	14,720	(3,438)	(e)				16,764
Total liabilities	196,583	463,531	(17,725)			(6,088)		636,301

Equity
Stockholders' Equity:
Series A cumulative redeemable perpetual preferred stock	—							—
Class A common stock	1	1	(1)	(f)				1
Class B common stock	1	3	(3)	(f)				1
Additional paid-in capital	245,978	302,958	(271,937)	(f)		6,088	(i)	283,087
Deficit	(150,589)	(334,398)	293,444	(f)				(191,543)
Class A common stock held in treasury, at cost	(21,787)	—						(21,787)
Total stockholders’ equity	73,604	(31,436)	21,503			6,088		69,759
Noncontrolling interests	757	(70,581)	70,581	(g)				757
Total equity	74,361	(102,017)	92,084			6,088		70,516
Total liabilities and equity	$270,944	$361,514	$74,359			$-		$706,817

See accompanying notes to unaudited pro forma condensed combined financial information.

Chicken Soup for the Soul Entertainment, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2021

(In thousands, except share and per share amounts)

	Chicken Soup for the Soul Entertainment, Inc.	Sonar Entertainment for the period from January 1, 2021 through May 21, 2021	Transaction Accounting		Pro forma Chicken Soup for the Soul Entertainment,	Reclassified Redbox Entertainment, Inc. (Note 3)	Merger Transaction		Financing Transaction	Other Accounting		Combined Pro
	(Historical)	(Historical)	Adjustments		Inc.	(Historical)	Adjustments		Adjustments	Adjustments		Forma
Net revenue	$110,396	$5,954	$		$116,350	$288,540	$		$	$		$404,890
Cost of revenue	79,139	4,183			83,322	115,141						198,463
Gross profit	31,256	1,771	—		33,028	173,399	—		—	—		206,427
Operating expenses:
Selling, general and administrative	48,611	6,296	(255)	(p)	54,652	208,162	43,169	(a)		(10,949)	(o)	295,034
Amortization and depreciation	5,728	—	520	(q)	6,248	108,505	(53,447)	(j)		—		61,306
Impairment of content assets	9,795	—			9,795	—				—		9,795
Impairment of intangible assets and goodwill	2,045	—			2,045	—				—		2,045
Management and license fees	11,039	—	595	(r)	11,634	—				4,033	(n)	15,667
Total operating expenses	77,218	6,296	860		84,374	316,667	(10,278)		—	(6,916)		383,847
Operating loss	(45,962)	(4,525)	(860)		(51,346)	(143,268)	10,278		—	6,916		(177,420)
Interest expense	4,831	28,054	(27,727)	(s)	5,158	34,606	(2,230)	(k)	6,382 (k)	—		43,916
Other non-operating income, net	(379)	(10)	10	(t)	(379)	(3,083)	—			—		(3,462)
Loss before income taxes and preferred dividends	(50,414)	(32,569)	26,857		(56,125)	(174,791)	12,508		(6,382)	6,916		(217,874)
Provision for income taxes	66	11	(11)	(s)	66	(34,035)	—			—		(33,969)
Net loss before noncontrolling interests and preferred dividends	(50,480)	(32,580)	26,868		(56,191)	(140,756)	12,508		(6,382)	6,916		(183,905)
Net loss attributable to noncontrolling interests	(74)	—			(74)	(27,967)	27,967	(l)		—		(74)
Net loss attributable to Chicken Soup for the Soul Entertainment, Inc.	(50,406)	(32,580)	26,868		(56,117)	(112,789)	(15,459)		(6,382)	6,916		(183,831)
Less: preferred dividends	9,014	—			9,014	—	—			—		9,014
Net loss available to common stockholders	$(59,420)	$(32,580)	$26,868		$(65,131)	$(112,789)	$(15,459)		$(6,382)	$6,916		$(192,845)
Net loss per common share:
Basic and diluted	$(3.96)				$(4.34)	$(0.58)						$(9.84)
Weighted-average common shares outstanding:
Basic and diluted	15,018,421				15,018,421	12,618,516	4,578,633	(m)				19,597,054

See accompanying notes to unaudited pro forma condensed combined financial information.

Chicken Soup for the Soul Entertainment, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Three Months Ended March 31, 2022

(In thousands, except share and per share amounts)

	Chicken Soup for the Soul Entertainment, Inc.	Reclassified Redbox Entertainment, Inc. (Note 3)	Merger Transaction		Financing Transaction	Other Accounting		Combined
	(Historical)	(Historical)	Adjustments		Adjustments	Adjustments		Pro Forma
Net revenue	$29,206	$63,227	$		$	$		$92,433
Cost of revenue	22,575	27,290						49,865
Gross profit	6,631	35,937	—		—	—		42,568
Operating expenses:
Selling, general and administrative	12,817	59,038	—		—	(2,561)	(o)	69,294
Amortization and depreciation	1,648	25,090	(13,362)	(j)	—	—		13,376
Management and license fees	2,921	—	—		—	1,488	(n)	4,409
Total operating expenses	17,386	84,128	(13,362)		—	(1,073)		87,079
Operating loss	(10,755)	(48,191)	13,362		—	1,073		(44,511)
Interest expense	1,310	6,422	(630)	(k)	1,595 (k)			8,697
Other non-operating income, net	(202)	(13,765)	—					(13,967)
Loss before income taxes and preferred dividends	(11,863)	(40,848)	13,992		(1,595)	1,073		(39,242)
Provision for income taxes	20	26	—		—	—		46
Net loss before noncontrolling interests and preferred dividends	(11,883)	(40,874)	13,992		(1,595)	1,073		(39,288)
Net loss attributable to noncontrolling interests	(38)	(39,430)	39,430	(l)	—	—		(38)
Net loss attributable to Chicken Soup for the Soul Entertainment, Inc.	(11,845)	(1,444)	(25,438)		(1,595)	1,073		(39,250)
Less: preferred dividends	2,282	—	—		—	—		2,282
Net loss available to common stockholders	$(14,127)	$(1,444)	$(25,438)		$(1,595)	$1,073		$(41,532)
Net loss per common share:
Basic and diluted	$(0.92)	$(0.11)						$(2.09)
Weighted-average common shares outstanding:
Basic and diluted	15,331,743	12,618,516	4,578,633	(m)				19,910,376

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 – Basis of Presentation

The historical financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to events that are (1) directly attributable to the merger transaction, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the transaction and certain other adjustments. The final determination of the purchase price allocation will be based on the fair values of assets acquired and liabilities assumed as of the date the proposed transaction closes. The Company will continue to assess its determination of fair value of the assets acquired and liabilities assumed during the measurement period.

Chicken Soup for the Soul Entertainment’s and Redbox’s historical results reflect the unaudited condensed statements of operations for the three months ended March 31, 2022, the audited statements of operations for the year ended December 31, 2021 and the unaudited condensed balance sheet as of March 31, 2022. Additionally, the Company’s historical financial information has been adjusted to reflect the acquisition of Sonar on May 21, 2021.

Note 2 – Description of Transaction

On May 10, 2022, Chicken Soup for the Soul Entertainment, Inc. (the “Company”), RB First Merger Sub Inc., RB Second Merger Sub LLC, Redwood Opco Merger Sub LLC, Redbox Entertainment, Inc. (“Redbox”) and Redwood Intermediate LLC entered into a merger agreement (“Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, RB First Merger Sub Inc. will be merged with and into Redbox with Redbox continuing as the surviving corporation (such merger, the “First Company Merger”), and simultaneously with the First Company Merger, Redwood Opco Merger Sub LLC will be merged with and into Redwood Intermediate LLC with Redwood Intermediate LLC continuing as the surviving corporation (such merger, the “Opco Merger”), and immediately following the First Company Merger and the Opco Merger, Redbox will merge with and into RB Second Merger Sub LLC, with RB Second Merger Sub LLC continuing as the surviving corporation (such merger, together with the First Company Merger and the Opco Merger, the “Mergers”). As a result of the Mergers, Redbox will become a wholly owned subsidiary of the Company. As a result, each issued and outstanding share of Redbox common stock will be converted into a number of shares of the Company’s common stock equal to the exchange ratio (defined below).

Additionally, as part of the mergers, Redbox is converting approximately $27.9 million of its outstanding debt into Redbox shares. On May 10, 2022, Redbox, Redwood Intermediate LLC (“Opco LLC”), and Redbox Automated Retail, LLC, a Delaware limited liability company (“Redbox Automated”), entered into a Contribution and Exchange Agreement (the “B-2 Exchange Agreement”) with Redwood Holdco, LP, a Delaware limited partnership (“Redwood”), New Outerwall, Inc., a Delaware corporation (“New Outerwall”), Aspen Parent, Inc., a Delaware corporation (“Aspen Parent”) and HPS. The B-2 Exchange Agreement provides that Aspen Parent shall cause to be exchanged the aggregate outstanding Term B-2 Loan Obligations (as defined in the Amended Credit Agreement) for 4,035,943 shares of Redbox Class B Common Stock and an equal number of Class A common units of Opco LLC.

Each issued and outstanding share of Redbox common stock will be converted into the right to receive 0.087 shares of common stock in Chicken Soup for the Soul Entertainment, par value $0.001 per share (the “Common Stock”), as determined pursuant to the Merger Agreement (the “Exchange Ratio”). Additionally, the right of holders of public and private warrants of Redbox to convert such warrant shares into Redbox common stock will be converted to a right to convert such warrant shares into the Company’s common stock pursuant to the Exchange Ratio. Lastly, the issued and outstanding restricted stock unit awards with respect to Redbox common stock will be assumed by the Company and automatically converted into the Company’s common stock pursuant to the Exchange Ratio.

Immediately following the completion of the acquisition, on a fully diluted basis, shareholders of Chicken Soup for the Soul Entertainment will own an approximate 76.5% economic interest and shareholders of Redbox’s pre-transaction will own an approximate 23.5% economic interest in the combined company. The Company will retain majority voting control in the combined entity and is considered to be the acquirer of Redbox for accounting purposes.

Note 3 - Reclassification Adjustments

The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set out in the Company’s audited consolidated financial statements as of and for the fiscal year ended December 31, 2021, and unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022. With the information currently available, the Company has determined that no significant adjustments are necessary to conform Redbox’s consolidated financial statements to the accounting policies used by the Company in the preparation of the unaudited pro forma condensed combined financial information.

The reclassification adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report the Company’s financial condition and results of operations as if the Merger were completed.

The combined company will finalize the review of accounting policies and reclassifications after the transaction closes, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein. The reclassification adjustments currently identified are as follows:

Balance Sheet Reclassification Items of Redbox:

Refer to the table below for a summary of reclassification adjustments made to present Redbox’s consolidated balance sheet as of March 31, 2022, to conform with that of the Company’s (amounts in thousands):

		Redbox Historical				Redbox Reclassified
Redbox Historical	Chicken Soup for the Soul Entertainments Historical	Consolidated				Consolidated
Consolidated Balance Sheet	Consolidated Balance Sheet	Balances as of				Balances as of
Line Items	Line Items	March 31, 2022	Reclassifications		Notes	March 31, 2022
Cash, cash equivalents and restricted cash	Cash, cash equivalents and restricted cash	$13,658	$			$13,658
Accounts receivable, net of allowances	Accounts receivable, net of allowance for doubtful accounts	14,109				14,109
Due from related parties, net	Due from affiliated companies	4,370				4,370
Content library	Content assets, net	23,214				23,214
Prepaid expenses and other current assets	Prepaid expenses and other current assets	6,662				6,662
Property and equipment, net	Property and equipment, net	36,743				36,743
Goodwill	Goodwill	147,523				147,523
Intangible assets, net	Intangible assets, net	106,349				106,349
Operating lease right-of-use assets	Operating lease right-of-use assets	8,274				8,274
Other long-term assets	Other assets, net	612				612
Trade payables		38,704		(38,704)	(a)	-
Due to related parties, net		74		(74)	(a)	-
Accrued and other current liabilities		58,566		(58,566)	(a)	-
	Accounts payable and accrued other expenses			97,344	(a)	97,344
Operating lease liabilities, current portion		2,958		(2,958)	(a)	-
Current portion of long-term debt		41,539		(41,539)	(a)	-
Long-term debt, net		301,371		(301,371)	(a)	-
	Debt			342,910	(a)	342,910
Warrant liability		4,056		(4,056)	(a)	-
Operating lease liabilities, non-current portion		5,599		(5,599)	(a)	-
	Operating lease liabilities			8,557	(a)	8,557
Other long-term liabilities	Other liabilities	10,664		4,056	(a)	14,720
Class A common stock	Class A common stock	1				1
Class B common stock	Class B common stock	3				3
Additional paid-in-capital	Additional paid-in capital	302,958				302,958
Non-controlling interest	Noncontrolling interests	(70,581)				(70,581)
Accumulated deficit	Deficit	(334,398)				(334,398)

(a)	Represents reclassification for conformity to the Company’s balance sheet presentation and financial statement line items.

Income Statement of Operations Reclassification Items of Redbox:

Refer to the table below for a summary of reclassification adjustments made to present Redbox’s statement of operations for the three months ended March 31, 2022, to conform with that of the Company’s (amounts in thousands):

		Redbox Historical				Redbox Reclassified
Redbox	Chicken Soup for the Soul Entertainment	Statement of Operations				Statement of Operations
Historical	Historical	For the				For the
Consolidated Statement of Operations	Consolidated Statement of Operations	three months ended				three months ended
Line Items	Line Items	March 31, 2022	Reclassifications		Notes	March 31, 2022
Net revenue	Net revenue	$63,227	$			$63,227
Product cost		27,290		(27,290)	(b)	-
	Cost of revenue			27,290	(b)	27,290
Direct operating		30,005		(30,005)	(b)	-
Marketing		4,022		(4,022)	(b)	-
Stock-based compensation expense		1,808		(1,808)	(b)	-
General and administrative		23,203		(23,203)	(b)	-
	Selling, general and administrative			59,038	(b)	59,038
Depreciation and amortization	Amortization and depreciation	25,090				25,090
Interest and other income (expense), net		7,343		(7,343)	(b)	-
	Interest expense			6,422	(b)	6,422
	Other non-operating income, net			(13,765)	(b)	(13,765)
Income tax expense (benefit)	Provision for income taxes	26				26
Net loss attributable to non-controlling interest	Net loss attributable to noncontrolling interests	(39,430)				(39,430)

(b)	Represents reclassification for conformity to the Company’s statement of operations presentation and financial statement line items.

Refer to the table below for a summary of reclassification adjustments made to present Redbox’s statement of operations for the year ended December 31, 2021, to conform with that of the Company’s (amounts in thousands):

		Redbox Historical				Redbox Reclassified
Redbox	Chicken Soup for the Soul Entertainment	Statement of Operations				Statement of Operations
Historical	Historical	For the				For the
Consolidated Statement of Operations	Consolidated Statement of Operations	year ended				year ended
Line Items	Line Items	December 31, 2021	Reclassifications		Notes	December 31, 2021
Net revenue	Net revenue	$288,540	$			$288,540
Product cost		115,141		(115,141)	(c)	-
	Cost of revenue			115,141	(c)	115,141
Direct operating		131,926		(131,926)	(c)	-
Marketing		14,806		(14,806)	(c)	-
Stock-based compensation expense		1,994		(1,994)	(c)	-
General and administrative		59,436		(59,436)	(c)	-
	Selling, general and administrative			208,162	(c)	208,162
Depreciation and amortization	Amortization and depreciation	108,505				108,505
Interest and other income (expense), net		(31,523)		31,523	(c)	-
	Interest expense			34,606	(c)	34,606
	Other non-operating income, net			(3,083)	(c)	(3,083)
Income tax expense (benefit)	Provision for income taxes	(34,035)				(34,035)
Net loss attributable to non-controlling interest	Net loss attributable to noncontrolling interests	(27,967)				(27,967)

(c)	Represents reclassification for conformity to the Company’s statement of operations presentation and financial statement line items.

Note 4 –Estimated Merger Consideration

The estimated merger consideration for the purpose of this unaudited pro forma condensed combined financial information is approximately $29.5 million based on the $6.64 per share closing price of the common stock of Chicken Soup for the Soul as of May 31, 2022. The actual merger consideration will change based on fluctuations in the share price of the Company’s common stock price and the number of common shares of Redbox outstanding on the closing date. The following table summarizes the preliminary estimate of the merger consideration to be transferred as a result of the combination (amounts in thousands):

Fair value of Class A common stock issued	$28,552
Fair value of consideration paid for the Redbox RSUs	291
Fair value of Redbox warrants converted into Company warrants	618
Estimated Merger Consideration	$29,461

The final merger consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in the Company’s common stock price up to the closing date of the combination. A sensitivity analysis related to the fluctuation in the Company’s common stock price was performed to assess the impact of a hypothetical change of 10% on the Company’s share closing price on the estimated purchase consideration and goodwill as of the closing date.

The following table shows the estimated purchase consideration and goodwill resulting from a change in the Company’s share price (amounts in thousands except share price):

		Estimated
		Purchase	Estimated
Change in Share Price	Share Price	Consideration	Goodwill
Increase of 10%	$7.30	$32,407	$105,539
Decrease of 10%	$5.98	$26,514	$99,523

Note 5 – Allocation of Estimated Merger Consideration

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Redbox will be recognized and measured at fair value as of the closing date of the combination and added to those of Chicken Soup for the Soul Entertainment. The determination of fair value used in the transaction-related adjustments presented herein are preliminary and based on management estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Mergers. The costs of finite-lived intangible assets are amortized through expense over their estimated lives. The final allocation of the merger consideration, upon the completion of the Mergers, will be based on Redbox’s assets acquired and liabilities assumed as of the acquisition date, and will depend on a number of factors that cannot be predicted with certainty at this time. Therefore, the actual allocations will differ from the transaction accounting adjustments presented herein. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma allocation of the merger consideration will be subject to further adjustments as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated merger consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of Redbox based on Redbox’s unaudited consolidated balance sheet as of March 31, 2022, with the excess recorded to goodwill (amounts in thousands):

Total assets	$107,642
Total liabilities	406,412
Net acquired tangible assets	(298,770)
Identifiable intangibles assets	225,700
Goodwill	102,531
Allocation of the Estimated Merger Consideration	$29,461

Note 6 – Pro Forma Adjustments

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments (amounts in thousands except share and per share data)

a.	To record estimated transaction cost, including adjusting accrued liabilities, as of March 31, 2022.

	Chicken Soup for the Soul Entertainment, Inc.	Redbox Entertainment, Inc.	Total
Total estimated transaction costs	$17,500	$25,669	$43,169
Less costs included in accrued expenses	34	3,100	3,134
Less costs paid through March 31, 2022	-	641	641
Pro forma net adjustment	$17,466	$21,928	$39,394

b.	To record purchase accounting adjustments for acquired assets as follows:

	Property and equipment	Intangible assets
Estimated fair value	$36,743	$225,700
Historical carrying value	(36,743)	(106,349)
Pro forma net adjustment	$-	$119,351

c.	To record goodwill as a result of the merger and eliminate Redbox's historical goodwill:

Estimated fair value	$102,531
Historical carrying value	(147,523)
Pro forma net adjustment	$(44,992)

d.	To record the assumed Redbox debt at its estimated fair value after the conversion of $27.9 million of Redbox's B-2 Debt into 4,035,943 Redbox Class A common shares as follows:

Estimated fair value	$317,089
B-2 debt conversion to shares	(27,860)
Estimated fair value after B-2 debt conversion	$289,229
Historical carrying value	(342,910)
Pro forma net adjustment	$(53,681)

e.	To record purchase accounting adjustments for the Redbox liability classified warrants that were exchanged for Chicken Soup for the Soul liability classified warrants:

Estimated fair value	$618
Historical carrying value	(4,056)
Pro forma net adjustment	$(3,438)

f.	To record consideration paid, reduce the deficit for accrued transaction cost recognized in the pro forma balance sheet, recognize the B-2 debt conversion and eliminate historical carrying values for Redbox Entertainment Inc. equity accounts as follows:

	Class A common stock		Class B common stock		Additional
	Shares	Amount	Shares	Amount	paid-in capital	Deficit
Consideration transferred	4,578,633	$-		$-	$29,461	$-
Estimated transaction cost						(39,394)
Post combination compensation expense					1,560	(1,560)
Historical carrying value	-	(1)		(3)	(302,958)	334,398
Pro forma net adjustment	4,578,633	$(1)	-	$(3)	$(271,937)	$293,444

g.	To record the elimination for the Redbox noncontrolling interest in Redwood Intermediate LLC as shareholders received Class A Common Stock of Chicken Soup for the Soul Entertainment.

h.	To reclassify Chicken Soup for the Soul Entertainment's plant, property and equipment from Other Assets, net into a distinct financial statement line item given the materiality of the acquired plant, property and equipment and the combined balances to the total net assets of the Company.

i.	To recognize the 916,883 equity classified warrants that will be issued to HPS in conjunction with the amended financing agreement to be consummated at the closing of the transaction.

Number of penny warrants issued	916,883
Intrinsic value per warrant	$6.64
Pro forma net adjustment	$6,088

Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments (amounts in thousands except share and per share data)

j.	To adjust amortization expense based on estimated fair value of intangible assets and useful lives:

	Three Months Ended March 31, 2022	Year Ended December 31, 2021
Estimated depreciation and amortization	$4,488	$17,953
Historical depreciation and amortization	(17,850)	(71,400)
Pro forma net adjustment	$(13,362)	$(53,447)

k.	To adjust interest expense based upon the assumed debt obligations in connection with the Mergers:

	Three Months Ended March 31, 2022	Year Ended December 31, 2021
Accretion of the debt discount pertaining to the penny warrants	$(304)	$(1,218)
Accretion of the debt discount on the fair value of the assumed debt	(1,291)	(5,164)
Pro forma financing transaction net adjustment	(1,595)	(6,382)
Interest expense savings from B-2 debt conversion	630	2,230
Total pro forma net adjustment	$(965)	$(4,152)

l.	To eliminate Redbox non-controlling interest in connection with the Mergers.

m.	The pro forma basic and diluted weighted average share outstanding are a combination of the historic weighted average shares of Chicken Soup for the Soul Entertainment and the issuance of share in connection with the Mergers:

	Three Months Ended March 31, 2022	Year Ended December 31, 2021
Historical weighted average shares outstanding	15,331,743	15,018,421
Issuance of shares to Redbox	4,299,927	4,299,927
Issuance of shares in exchange for Redbox RSUs	278,706	278,706
Pro forma weighted average shares outstanding	19,910,376	19,597,054

n.	To record the incremental management fee expense based upon historical non-traditional Redbox revenues that is separate from the Merger:

	Three Months Ended March 31, 2022	Year Ended December 31, 2021
Redbox revenue excluding traditional business revenue	$14,879	$40,331
Incremental management fee	10%	10%
Pro forma net adjustment	$1,488	$4,033

o.	To eliminate historical cost incurred for payroll and employee benefits of Redbox's workforce that was subject to the 2022 Reduction in Workforce restructuring plan and separate from the Mergers:

	Three Months Ended March 31, 2022	Year Ended December 31, 2021
Reduction in workforce cost	$(2,561)	$(10,949)

p.	Represents adjustment to eliminate historical nonrecurring Sonar Entertainment costs included on the financial statements of the company not directly attributable to the transaction including professional, legal and other overhead expenses.

q.	Represents adjustment to record valued Sonar acquisition related Intangible Asset amortization over the useful life of the intangible assets for the period presented on a straight-line basis.

r.	Represents adjustment to record additional management and license fees as a result of the Sonar acquisition to be owed to affiliated company based on revenues earned under existing management & licensing agreements.

s.	Represents adjustment to eliminate interest expense related to Sonar Entertainment debt facilities, as the debt was not assumed as part of the business combination and adjustment to record interest expense on the revolving loan agreement entered by the Company directly related to the acquisition of Sonar Entertainment.

t.	Represents adjustment to eliminate Sonar Entertainment non-operating income not applicable to the transaction and ongoing business.